Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

Excerpts from the Transcript of NSTAR at the Wells Fargo Securities Pipeline, MLP and

Energy Symposium held on December 8, 2010

PRESENTATION

Unidentified Audience Participant – Wells Fargo Securities – Analyst

We will move on to the second panel of the day. Regulation and rate based trends. Basically, without this topic, this sector doesn’t exist. Regulation is the foundation that the sector is based upon, and our presenters today will focus upon a few key topics.

Jim Judge – NSTAR – CFO

Thanks, Kamal, thanks, Neil for inviting us to be panelists here today. I have a number of slides here, but I will flip through them fairly quickly, I promise. I do have to begin with the forward-looking Safe Harbor language. I will be making some statements here today, so obviously, you should review our disclosures in the SEC. Two topics I want to cover, one is an update on our merger announcement with Northeast Utilities that we announced six weeks ago. And second, I will cover the reasons why I think NSTAR is a compelling investment opportunity for you as investors. Beginning with the terms of the merger, we do still expect to close the merger in nine to 12 months, probably third quarter of next year. The transaction is an all stock, tax free deal, 1.312 shares of NU for every share of NSTAR. Truly a merger of equals, I think the ownership ends up being 56% NU, 44% NSTAR. To create dividend parity, the Northeast Utilities dividend will be brought up to the NSTAR level on an exchange rate basis. And as you will see when you look at the management team, you look at the board, seven members of the board from each company. The management team is split 50% as well, as you’ll see in a few minutes.

Why is this a compelling combination? I think a couple of high level overviews. NSTAR is recognized as being a very, very cash flow strong company, probably among the strongest in the industry. So you have a cash rich utility coming together with a project rich utility. Northeast Utilities had some financing needs. This transaction, for instance, allows them to cancel an equity issuance that they planned on the near-term horizon. The transaction also brings together a best in class transmission developer in NU with a best in class distribution operating company. Again, very complementary. I think we are recognized as having two strong management teams, so two teams coming together, creating even a stronger one. So, a lot of compelling reasons for doing the transaction. The market has responded as we expected, favorably to the announcement. The transaction will be accretive in the first year, earnings growth will be higher than we could do on a stand alone basis, either company. Dividend growth will be higher, so the potential for higher total shareholder return going forward obviously is what we expect.

Service quality capabilities taking the best practices from both utilities I think is a good outcome in what we expect will be favorably — will favorably impact the service quality that we provide customers in all three states. The merger allows, from an NSTAR perspective, an ability to balance risk. We were primarily a one state utility. We had 1.1 million electric customers 300,000 gas customers, but all in Massachusetts. You can see here the earnings diversity now, about a third of it — a third of our oversight will be in Massachusetts, about a third in FERC, the transmission business and the balance in New Hampshire and Connecticut. As the management team, Greg Butler, the General Counsel, David McHale, who many of you know, the Chief Administration Officer, Leon Olivier, Chief Operating Officer coming from the NU team. From the NSTAR team, Chris Carmody will run our HR operations. Joe Nolan, Corporate Relations and I will be the CFO of the new Company, the combined Company. Tom May is the CEO of NSTAR currently, he will be the CEO going forward and Chuck Shivery will be Chairman of the Board.

Here is the schedule. It’s consistent with what we announced in the past, and what I can report at six weeks is things are on schedule. We have filed the draft S-4 with the SEC. We do expect that to clear the SEC this month, and we will be issuing the S-4 to our shareholders in time for our first quarter shareholder meeting to approve the transaction. We have also filed that testimony with the Mass DPU who has really the key jurisdiction approval here, and we anticipate shortly public hearings to be announced and expect in the late January, early February timeframe we will be testifying in support of the transaction. Other filings, Department of Justice, FERC and NRC, we anticipate to make within the next couple of weeks, and don’t expect any controversy in any of those filings.

Switching over to the NSTAR story, we really do have a business philosophy that if you take care of customers, the regulators are happy. If the regulators are happy, financial success will follow. It is a model that we’ve followed for a number of years. There are a number of T&D measures in this industry to track the performance of utility. When you at look number of outages, length of outages, call center performance, billing accuracy, every single one of the key metrics, we were in the top quartile, many of them in the top decile of the industry. So, we are very metrics oriented. It’s no wonder with those sorts of results that we have JD Power customer satisfaction scores that have improved each of the last five years. Our rankings have improved. Key elements of our earnings story has been our ability to control costs. I think we have a reputation for being a disciplined spender, that has helped us to — the rating agencies have taken note of that and which has allowed us basically to achieve the highest ratings in the industry.

We are in a regulated space, and regulation is the topic of the day for this panel. We have a very, very long history of rate settlements in Massachusetts, working effectively with our regulators to create win-win solutions for shareholders, as well as customers. We consider it a core competency of the management team. It has been 25 years of settlements, 25 years since we have had a litigated rate increase, and I should point out that spans six governors, five attorneys general and over 20 PUC commissioners, Republicans, Democrats, Independents, all flavors. So, l do think that we are effective in this capacity, and we have a rate settlement that will be coming due, will be completed at the end of 2012, and we are hopeful that we will be able to create yet another settlement for NSTAR Electric at the end of the conclusion of this settlement.

A couple of graphics that tell the story from an earnings growth. We have outperformed the utility peers pretty consistently. Second quarter we increased guidance to upper end of the range from — for the guidance of this year is $2.45 to $2.60. The dividend follows the earnings growth, 13 years of consecutive dividend increase. A couple of weeks ago, we announced another $0.10 increase to $1.70. We are confident that the merged Company will allow us to have higher earnings growth than we could on a stand alone basis which will translate to higher dividend growth, because we will continue to track dividend growth along with our earnings growth.

Two slides that I insist that our IR folks include in any package that we take on the road, and I think you will see why. We are particularly proud of the job that we have done for shareholders. 13 years, I think, creates a trend. We have 13 years of positive total shareholder return. That means every single year our shareholders have had a positive return, $1,000 invested at the start of this period is worth over $5,000 today. Based on last night’s close, we have returned 17% again this year. So, barring some crisis in the last few weeks here of the year, I think we’ll be able to say it’s been 14 years of positive total shareholder return. Our research tells us that the next closest utility is three years, and we actually looked at the Fortune 1000, there’s no company in any industry that can claim that track record.

The other slide that I insist we include is while our financial performance has been off the chart, you should also be concerned about the condition of the investment, and this slide tells it all. NSTAR has the highest credit rating in our industry, so we have a very long track record of great returns, but clearly a strong commitment to maintaining excellent credit quality, and I think you’ll see both of those focuses continue in the new combined Northeast Utilities.

You can’t come to a conference without having a slide on transmission, so I do include one here. Our transmission rate base has doubled in the last five years. We expect it to double again in the next five. The key project is the Hydro Quebec project that coincidentally Northeast Utilities and NSTAR have partnered on. In October we executed the transition services agreement, expect to file it shortly with FERC, and we expect timely approval of that, 60 days is what is anticipated for FERC approval. We spent about another $100 million a year. That project $1.1 billion, NSTAR is 25% of it, NU is 75%. We spent another $100 million a year on other transmission projects. We have a new line over to Cape Cod, 345 KV line, which will be $120 million and two other projects that we’ve announced recently that totaled about $70 million or $80 million. Finally, the transmission consortium is a construct that New England utilities have been working on to try to bring some of the attractive wind opportunities in northern New England down into the load centers and Northeast Utilities, NSTAR, National Grid and UIL are actively working on a structure for a project there. In closing, key take aways. The merger really does create the premier energy provider in the region. It does create earnings diversity and balance for both companies. I think it moves an already low risk business profile into a lower risk when you consider the diversity that it creates. And as I say, we will put together a top flight management team that will continue to deliver top flight returns for shareholders. Thank you, and I look forward to any questions of the panel.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

…

Well, looking at we are coming out of this recession, it seems like things are stabilizing. And overall, regulatory trends have remained fairly strong. It seems like commodity costs — the decline in commodity costs have allowed rate — base rate increases to go through. …But what do you foresee as being the base rate trends? Is it going to become a more difficult cycle as these commodity costs start to rise? And do you start seeing the squeeze on your ROEs and the greater regulatory lag?

Jim Judge – NSTAR – CFO

At NSTAR, we actually are in a deregulated state, and so we purchase power in the open market, competitive market for our customers. I think it is fortunate that we have seen that price that we charge customers go down from $0.125 to the $0.07 that we charge today. So it clearly is a compelling backdrop to have, but yet, you contrast that with sort of the recession the last few years. So even though the prices have gone down, pressures to keep rates lower will continue from the regulators. So, the backdrop of lower commodity costs is somewhat offset by the economic turmoil that we have been through.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

You brought up issue of settlement agreements and how that’s been kind of the approach to getting to that rate case, to getting that rate case finalized…. Do you see the potential for an increase in fully litigated rate cases as we go forward as the economy remains weak and there is continued pressure for squeezing out the costs going forward?

Jim Judge – NSTAR – CFO

As I mentioned, in NSTAR’s case, we’re, within 25 consecutive years now, rate settlements. So, obviously we are huge advocates of that. I think when you do enter into a rate settlement, both parties are taking risks. The utility is making a bet that they are going to be able to manage within the revenue envelope that’s being provided, and the rate deal and the consumer advocates that you settle with, customer groups, they are making a bet, as is the regulator, that the utility will behave well, under this construct. And as we are finishing up year five of our seven year settlement, and what I can tell you is the seven year settlement that we have began with a rate reduction for customers, delivery prices were lowered and we committed to freeze it there for seven years. So, it’s a pretty good price proposition for customers, rate reduction frozen for seven years. During that last five years, and we expect it to continue, the customer service has dramatically improved.

As I mentioned, we’re top quartile, top decile. By most indicators, JD Power scores have improved each one of those five years. These long-term rate deals, by their nature incent the utility, if they want to make a buck, they have got to get very efficient. And if you look at what we have done, our O&M costs have gone down. Our 2009 O&M is lower than 2005 when we entered the settlement. So, to the extent that efficiencies and productivity are an incentive as a result of rate settlements, we clearly have evidence that that’s the case with us, and our financial condition has improved.

As I mentioned, our credit ratings is the best in the industry. So, when we talk to regulators or other parties about our next settlement, we come into it with a post mortem that says the current one lowered prices, lowered costs, improved service and improved the financial condition of the Company and efficiency of the Company. So, that’s a pretty good report card to begin the dialogue for the next deal. So, I strongly believe that PBR type rate deals, long-term rate deals provide the right incentives for utilities to do the right thing. So, I contrast that with where we might have been had we had five years of cost of service battles at the DPU. And I would offer up that I think our customers and our shareholders are better off as a result of what we have been able to achieve in settlement space.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

… And do any of you other panelists see the potential for any regulatory fallout from within your states because of the change in the political climate?

Jim Judge – NSTAR – CFO

…I think the track record of 25 years that we’ve had suggests that various political parties in leadership, various political priorities, we have been able to sort of navigate settlement agreements and structure them to be successful. So, we don’t see that changing. We still see Massachusetts as a very constructive regulatory environment where good performance is rewarded.

QUESTIONS AND ANSWERS

Unidentified Audience Participant – Wells Fargo Securities – Analyst

Turning over to along the regulated front, there’s a lot of capital needs, obviously. … But the capital markets have been strong. And is there an inclination to prefund from a debt and equity perspective because of the strength in the debt and equity market, some of it’s spend and sit on the cash and possibly in some cases, some of you have taken the actions of tendering for debt exchanging any additional actions that you could see going out forward?...

Jim Judge – NSTAR – CFO

I’d just add that we have taken advantage of the current interest rate environment, but I think we financed about $1 billion of debt over the last 18 months, essentially taking 8% debt and flipped it into 5% debt. I think our weighted cost of debt now is about 5%, which is very attractive. So, we have no financing needs in 2011. I think we do have a maturity at 2012, but our cash flow is very, very strong to begin with. So, we don’t anticipate doing any more financing. I think I mentioned that the merits of the combination with Northeast Utilities has allowed them to cancel their equity financing that they had planned as well. We don’t see any major financing needs near-term, and we have taken advantage of the current low rate environment already.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

I guess one of the detriments of prefunding in this environment is you are probably paying the bank to hold on to your money more so. Given the low interest rate environment, are there any concerns starting to surface of ROE pressure? Obviously, in cases where you’re getting a decoupling tracker, are there tracker mechanisms? There is some pressure on ROE, but any generic, just low interest rate environment related ROE pressures being seen out there? Start with you, Jim.

Jim Judge – NSTAR – CFO

I think the low interest environment has resulted in lower ROEs being awarded across the country. I think the last electric case in Massachusetts was a 10.35% ROE for National Grid. Coincidentally, the current rate deal that we have has an allowed ROE as the center point of the range and it’s 10.5%. So, it’s not much different from what we have been operating with currently But there is no question the ROEs are under pressure and will continue to be as long as interest rates stay as low as they are.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

Has your capital plan shifted in light of the recession? Are you building in more flexibility (inaudible) in light of the low natural gas prices or renewables? (inaudible) less economics? …

Jim Judge – NSTAR – CFO

We have spent between $350 million, $400 million of CapEx pretty consistently. There are some major projects out there that are driven by the policies of the day. The Hydro Quebec line is clearly driven by getting clean power down here at a low cost. And that sizeable project is the consortium project, again, intended to bring low cost wind into the load centers. So, the normal $350 million to $400 million would become lumpier, would be impacted by major transmission efforts like that going forward.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

Jim, is your company facing any political pressure to join the Cape Wind Project?

Jim Judge – NSTAR – CFO

I’m limited as to what I can talk about on that issue, only because we have a pending RFP. The Green Community Act in Massachusetts that came out of the legislature in 2008 requires utilities to commit to long-term purchase power contracts from renewables for ten to 15 years. And we have a competitive solicitation underway right now. It is largely driven by the cost of the bid in terms of prioritizing them. But the award winners there would be February or March timeframe when that becomes public. But clearly, National Grid is committed to buy half of Cape Wind, and Cape Wind continues to look to find a buyer for the other half.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

And are you involved with other transmission from that project?

Jim Judge – NSTAR – CFO

We’re not at this stage.

Unidentified Audience Participant – Wells Fargo Securities – Analyst

Who’s doing the Grid Cape Wind line?

Jim Judge – NSTAR – CFO

That’s still to be determined.

Unidentified Audience Participant—Wells Fargo Securities—Analyst Okay. Thank you.

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Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, on November 22, 2010, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a preliminary joint proxy statement of Northeast Utilities and NSTAR that also constitutes a preliminary prospectus of Northeast Utilities. These materials are not yet final and may be amended. Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above.